UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                   FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                SEC FILE NUMBER
                                   000-50485

                                  CUSIP NUMBER
                                   153491105


(Check One):  X  Form 10-K     Form 20-F     Form 11-K     Form 10-Q
                 Form N-SAR     Form N-CSR

                  For Period Ended:December 31, 2005
                    Transition Report on Form 10-K
                    Transition Report on Form 20-F
                    Transition Report on Form 11-K
                    Transition Report on Form 10-Q
                    Transition Report on Form N-SAR
                  For the Transition Period Ended:



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Read  Instruction (on back page) Before  Preparing  Form.  Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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     If the  notification  relates  to a portion of the  filing  checked  above, identify the Item(s) to which the notification relates:



PART I - REGISTRANT INFORMATION

Central Freight Lines, Inc.
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Full Name of Registrant

N/A
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Former Name if Applicable

5601 West Waco Drive
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Address of Principal Executive Office (Street and Number)

Waco, Texas 76710
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City, State and Zip Code


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SEC  1344 (07-03)  Persons who are to respond to the  collection of  information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
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PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof,
X will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

Central Freight Lines, Inc. (the "Registrant") is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2005 by the required filing date of March 31, 2006 because, as previously disclosed, the Registrant changed its independent registered public accounting firm effective as of January 31, 2006. Because the new independent registered public accounting firm was only recently engaged, that firm is unable to complete its audit of the Registrant's financial statements by March 31, 2006 without unreasonable effort and expense. Attached hereto as Exhibit A is the statement of the Registrant's new independent registered public accounting firm, McGladrey & Pullen, LLP, required by Rule 12b-25(c). The Registrant currently anticipates filing the Annual Report on Form 10-K by the extended due date under Rule 12b-25(b).


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

             Jeff Hale                    (480)                     361-5295
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             (Name)                   (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
      X Yes     No
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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?   X  Yes    No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Although the Registrant has not finalized its financial statements, it is anticipated that (a) the Registrant's revenue for the quarter ending December 31, 2005 will be approximately $3.5 million more than revenue for the quarter ended December 31, 2004, and (b) the Registrant's net loss for the quarter ended December 31, 2005 will be approximately $0.4 million greater than the net loss for the quarter ended December 31, 2004.



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It is anticipated that (a) the Registrant's  revenue for the year ended December
31, 2005 will be approximately $14.5 million less than revenue for the year ended December 31, 2004, and (b) the Registrant's net loss for the year ended December 31, 2005 will be approximately $16.6 million greater than the net loss for the year ended December 31, 2004.


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     Central  Freight Lines,  Inc. has caused this  notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: April 3, 2006                             By:   /s/Jeff Hale
                                                      Senior Vice President and
                                                      Chief Financial Officer































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                                                                      EXHIBIT A


                      [MCGLADREY & PULLEN, LLP LETTERHEAD]
                                 Graphic Omitted




                                                                 March 31, 2006


Attn; Jeff Hale
Central Freight Lines, Inc.
5601 West Waco Drive
Waco, TX  76710

Dear Jeff:

     Because we were only recently engaged as the independent registered public accounting firm for Central Freight Lines, Inc. (the "Company"), we will be unable to complete our audit of the Company's financial statements by March 31, 2006 without unreasonable effort and expense.

                                                     Very truly yours,


                                                    /s/ McGladrey & Pullen, LLP









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